August 27, 2010
Ms. Laura E. Hatch
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Re:	The Gabelli Funds (the “Funds”) September and December 2009 and March 2010 Annual Reports
Dear. Ms. Hatch:
     This letter responds to your comments communicated by telephone on July 29, 2010 with respect to various Annual Reports of the Gabelli Funds that were filed on forms N-CSR with the Securities and Exchange Commission (the “SEC”).
     In addition, in connection with this filing, the Funds hereby state the following:
1.	The Funds acknowledge that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Funds and their management are solely responsible for the content of such disclosure;

2.	The Funds acknowledge that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Funds represent that neither they nor their management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.
     The Funds’ responses to your comments are reflected below. The substance of your comments has been restated for your ease of reference.
Comment #1: You requested that The Gabelli Utilities Fund and The Gabelli Equity Income Fund include the following disclosure in the next annual update to their prospectuses, or in a supplement, if the Adviser prefers, that already appears in the closed-end Funds prospectuses:
“Any return of capital that is a component of a distribution is not sourced from realized gains of the Fund and that portion should not be considered by investors as yield or total return on their investment in the Fund.”

          Response #1:
The Fund will include such language in the next printing of its prospectus.
Comment #2: With respect to the Gabelli open-end and closed-end Funds that have a reduction in advisory fees on unsupervised assets in the Statement of Operations, you asked whether such assets were purchased by the relevant Fund because it is part of the Fund’s investment strategy or solely for proxy voting rights.
          Response #2:
Generally, each Fund’s investment advisor votes all proxies with respect to Fund portfolio holdings in accordance with its proxy voting procedures. On occasion, one or more of the Funds’ Proxy Voting Committees, each of which consists solely of independent directors of the relevant Fund, takes on sole authority to vote shares of a specific issuer and, more rarely, the sole right to sell shares. When dispositive power is taken on by a Proxy Voting Committee, the Fund’s investment advisor waives the portion of its advisory fee related to the value of the securities subject to the exercise of such authority. No waiver applies when only voting authority is taken on. All assets held by any Fund are acquired by its investment advisor in accordance with the investment objective and policies of the Fund for investment purposes and not solely for the purpose of exercising proxy voting rights.
Comment #3: With respect to The Gabelli Global Deal Fund, you asked whether: (a) the Fund meets the requirements of Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”), which requires a Fund to adopt a policy to invest, under normal circumstances, at least 80% of the value of its assets in the particular type of investments suggested by the Fund’s name, because it has “deal” in its name and considering that approximately 58% of the Fund’s net assets are currently invested in government securities and (b) whether the Fund should have at least 40% of its total net assets in non-U.S. securities and invest in securities of issuers in at least three countries, because the Fund also has “global” in its name, considering that approximately 89% of the Fund’s net assets are currently invested in North America.
Response #3: With respect to Comment 3(a), Rule 35d-1 requires that the 80% policy apply “under normal circumstances.” The prospectus of The Gabelli Global Deal Fund states:
“The Fund’s investment objective is to achieve absolute returns in various market conditions without excessive risk of capital. Absolute returns are defined as positive total returns, regardless of the direction of securities markets. The Fund will seek to achieve its objective by investing primarily in merger arbitrage transactions and, to a lesser extent, in corporate reorganizations involving stubs, spin-offs and liquidations. Under normal circumstances, the Fund will invest at least 80% of its assets in securities or hedging arrangements relating to companies involved in corporate transactions or reorganizations, giving rise to the possibility of realizing gains upon or within relatively short periods of time after the completion of such transactions or reorganizations.”
           With respect to both Comments 3(a) and 3(b), the Trustees of the Fund have reviewed the issue and are considering whether it is appropriate for the Fund to remain in a defensive mode in light of the significant reduction in global merger and acquisition activity in the past two years, whether the Fund should change its name, or whether the Advisor expects that the Fund’s defensive posture will terminate in the near future and it will expect to be able to make additional investments in accordance with its name. The Trustees expect to have further clarification by their November 2010 Board meeting.
Comment#4: With respect to The Gabelli Global Deal Fund’s Statement of Assets and Liabilities, why is the liability for advisory fees so large?
          Response #4:
The Advisory Fees Payable in the amount of $6,053,494 consist of the December 2009 Advisory Fees Payable of $183,303 and the Performance Fees Payable of $5,870,191. The Performance Fees are for the period of January 1, 2009 through December 31, 2009 and are calculated in accordance with the fulcrum fee formula.
Comment #5: With respect to The Gabelli Global Deal Fund’s Statement of Operations, why are “interest expense” and “amortization of offering costs” combined into one line item?
          Response #5:
Since the Series A 8.50% Cumulative Preferred Shares are currently callable, with a mandatory redemption date of 2/16/16, the total distributions to preferred shareholders are recorded as interest expense in accordance with generally accepted accounting principles. Interest expense and amortization of offering costs were combined as one line item for reporting purposes because the amortization expense was not considered material for separate disclosure. The breakdown consists of:
          1. Total Distributions to Preferred Shareholders in the amount of $7,231,579 represent the Interest expense.
          2. The amortization of offering costs associated with the offering of this preferred stock in the amount of $90,713.
In future reports, the amortization expense will be separated.
Comment #6: With respect to the line item “deferred offering expense” in the Statement of Assets and Expenses for the Gabelli closed-end Funds, you asked why this item was classified as an asset and whether there was a future offering planned.

          Response #6:
The deferred offering expense represents costs incurred in filing Shelf Registrations. In accordance with the AICPA Audit and Accounting Guide for Investment Companies, the costs incurred in a Shelf Registration Offering should be capitalized as a prepaid expense. When securities are taken off the shelf and sold, a portion of the costs attributable to the securities sold should be charged against paid-in capital. Any subsequent costs incurred to keep the filing “alive” should be charged to expense as incurred. If the filing is withdrawn, the related capitalized costs should be charged to expense.
Since Gabelli closed-end Funds’ Shelf Registration Offerings are effective through March and June of 2011 and June 2013, there are possibilities of future offerings.

Very truly yours,
/s/ Bruce N. Alpert
Bruce N. Alpert
Executive Vice President, Gabelli Funds, LLC

cc:	Peter D. Goldstein Gabelli Funds, LLC

Marianna DiBenedetto BNY Mellon Asset Servicing

Rose DiMartino Willkie Farr & Gallagher LLP

Richard Prins Skadden, Arps, Slate, Meagher & Flom LLP

Helen Robichaud BNY Mellon Asset Servicing

Michael Rosella Paul, Hastings, Janofsky & Walker LLP